[redacted]

08029663

S
: COMMISSION
0549

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SEC Mail Processing Section
APR 08 2008
Washington, DC
102

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonnington Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 S. Figueroa Street, Suite 1100
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas H. Stonnington (213) 683-4511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas H. Stonnington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonnington Group, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

VIVIAN TAPIA
Commission # 1702404
Notary Public - California
Los Angeles County
My Comm. Expires Nov 29, 2010

Nicholas H. Stonnington
Signature

President
Title

Vivian Tapia
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONNINGTON GROUP, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, PC
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of Stonnington Group, LLC

We have audited the accompanying statement of financial condition of Stonnington Group, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Stonnington Group, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 25, 2008

STONNINGTON GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash	$	562,560
Receivables from broker-dealers and clearing organizations		58,834
Commissions, management fees and other receivables		14,583
Deposit with clearing firm		100,000
Fixed assets, net		73,731
Other assets		33,995
	$	843,703
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	3,426
Salaries payable		11,160
Total liabilities		14,586
Member's equity		829,117
	$	843,703

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Stonnington Group, LLC, (the "Company") was formed in California and is approved as a securities broker dealer by the Securities and Exchange Commission, the Financial Industry Regulatory Authority (former NASD), and the State of California. The firm is also registered with the Securities and Exchange Commission as a Registered Investment Advisor with custody of client assets to the extent it receives its prepaid investment advisory fees from its client custodians.

The Company is a Limited Liability company, wholly owned by its member Mr. Nicholas H. Stonnington.

The Company has an agreement with Pershing, LLC (the "Clearing Broker"), to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions.

Cash

The Company keeps $10,082 cash in a separate account at Union Bank. This account is earmarked as a Special Reserve Account for the Exclusive Benefit of Customers. It was created as a result of a bill-paying service that the Company offers to a limited number of customers, and is in compliance with SEC Rule 15c3-3.

Revenue Recognition

The Company's fee income is recognized upon consummation of contracts.

Concentrations

The Company is engaged in various brokerage activities in which counter-parties primarily include broker-dealers, banks, and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The Company has not experienced any losses in such accounts.

Management estimates that 100% of the revenues were generated in the State of California.

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Estimated useful life is four years.

Lease

The Company is operating on a month-to-month sublease. The sublease is with The Seidler Companies Incorporated, and calls for a monthly payment of $5,855, with a six month notice of cancellation by either party.

1. Nature of operations and summary of significant accounting policies (continued)

Related party transactions

Stonnington Group, LLC has not entered into an expense sharing agreement with any entity. The Company pays directly for its operating expenses.

Fair Value of Financial Instruments

All of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost plus accrued interest, which approximates fair value.

Use of Estimates

To conform to accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fixed assets

Fixes assets consisted of following as of December 31, 2007:

Hardware and office equipment	$	45,163
Software		52,599
		97,762
Accumulated depreciation		(24,031)
Fixed assets, net	$	73,731

3. Income taxes

The Company was formed as a limited liability company and is disregarded for federal tax purposes. The member is taxed on the Company's taxable income. The State of California imposes an LLC fee based upon gross receipts.

4. Net capital requirements

The Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2007, the Company had a net capital of $706,808, which is $456,808 in excess of the minimum $250,000 required. Its ratio of aggregate indebtedness of $14,586 to net capital was 0.02 to 1, which is substantially less than the 15:1 maximum ratio of a broker dealer after the first year of operation.

5. Pension Plans

The Company has a 401(k) Profit Sharing Plan that covers all eligible employees as defined by the plan. Under this plan, the eligible employees may defer between 1% and 90% of their compensation (maximum $15,500 for 2007). The company's contribution to the profit sharing plan is discretionary. In 2007, the Company incurred $47,362 in profit sharing plan contributions.

Starting January 1, 2008, this plan contains a Safe Harbor provision. Under this provision, the Company will contribute to all eligible employees 3% of their compensation to the plan.

END